Exhibit 22

Execution Version

AGREEMENT AND PLAN OF MERGER

among

Retailco, LLC

NuRetailco LLC

and

Via Renewables, Inc.

Dated as of December 29, 2023

i

	ARTICLE V
	REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

5.1	Organization, Standing and Power	28
5.2	Authority; No Violations, Consents and Approvals	28
5.3	Consents	29
5.4	Parent Information	29
5.5	Litigation	29
5.6	Merger Consideration	30
5.7	Brokers	30
5.8	Merger Sub; Parent	30
5.9	No Knowledge of Breach	30
5.10	No Additional Representations	30

	ARTICLE VI
	COVENANTS AND AGREEMENTS

6.1	Conduct of Business Pending the Merger	31
6.2	Go-Shop; No Solicitation	34
6.3	Preparation of Proxy Statement and Schedule 13E-3	38
6.4	Company Stockholders Meeting	39
6.5	Access to Information	39
6.6	Other Approvals	39
6.7	Indemnification; Directors’ and Officers’ Insurance	41
6.8	Agreement to Defend; Stockholder Litigation	43
6.9	Public Announcements	43
6.10	No Control of Business	43
6.11	Reasonable Best Efforts; Notification; Certain Breaches	43
6.12	Section 16 Matters	44
6.13	Stock Exchange Delisting	44
6.14	Merger Sub	44

	ARTICLE VII
	CONDITIONS PRECEDENT

7.1	Conditions to Each Party’s Obligation to Consummate the Merger	44
7.2	Additional Conditions to Obligations of Parent and Merger Sub	45
7.3	Additional Conditions to Obligations of the Company	45
7.4	Frustration of Closing Conditions	46

	ARTICLE VIII
	TERMINATION

8.1	Termination	46
8.2	Notice of Termination; Effect of Termination	47
8.3	Expenses and Other Payments	47

ii

	ARTICLE IX
	GENERAL PROVISIONS

9.1	Schedule Definitions	49
9.2	Survival	49
9.3	Notices	49
9.4	Rules of Construction	50
9.5	Counterparts	51
9.6	Entire Agreement; Third Party Beneficiaries	51
9.7	Governing Law; Venue; Waiver of Jury Trial	52
9.8	Severability	53
9.9	Assignment	53
9.10	Affiliate Liability	53
9.11	Specific Performance	53
9.12	Amendment	54
9.13	Extension; Waiver	54
9.14	Company Special Committee Approval	54

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 29, 2023 (this “Agreement”), is entered into by and among Retailco, LLC, a Texas limited liability company (“Parent”), NuRetailco LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), and Via Renewables, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of the Company (the “Company Board”), acting upon the recommendation of the Special Transaction Committee of the Company Board (the “Company Special Committee”), and the Company Special Committee, at meetings duly called, (i) determined that this Agreement and the transactions contemplated hereby (the “Transactions”), including the merger of Merger Sub with and into the Company (the “Merger”), are fair to, and in the best interests of, the Company’s stockholders (other than the holders of the Excluded Shares and Insider Shares (as defined below)), (ii) approved the advisability of the Merger, and the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein, and (iii) resolved, subject to Section 6.2, to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions, including the Merger in accordance with the DGCL;

WHEREAS, the Boards of Directors of each of Parent and Merger Sub, and the Parent, acting as the sole stockholder of Merger Sub, have approved, adopted and declared advisable this Agreement and the Merger on the terms and subject to the conditions of this Agreement and have authorized the execution and delivery thereof;

WHEREAS, concurrently with the execution and delivery of this Agreement, NuDevco Retail, LLC ( “NuDevco Retail”), Parent, Merger Sub and the Subject Stockholders party thereto are entering into an agreement (the “Support Agreement”) pursuant to which, among other things, Parent and NuDevco Retail have agreed, subject to the terms and conditions set forth therein, to (i) vote their shares of Company Common Stock in favor of the approval and adoption of this Agreement and the Transactions, including the Merger; (ii) not exchange their Holdco Units and shares of Company Class B Common Stock for shares of Company Class A Common Stock other than following the Closing; and (iii) NuDevco Retail will sell its Company Class B Common Stock to Parent simultaneously with the consummation of the Merger (collectively, the “Parent Restructuring”);

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.

“Aggregated Group” means all entities under common control with any Person within the meaning of Section 414(b), (k), or (m) of the Code or Section 4001 of ERISA.

“Agreement” has the meaning set forth in the Preamble.

“Beneficially Owned” (and “Beneficially Owning” and “Beneficially Owns”) have the meaning of beneficial ownership given in Rule 13D-3 under the Exchange Act.

“Board Recommendation” has the meaning set forth in Section 4.3(b).

“Book-Entry Shares” has the meaning set forth in Section 3.3(b)(i).

“Business Day(s)” has the meaning set forth in Section 2.2(a).

“Certificate of Merger” has the meaning set forth in Section 2.2(b).

“Certificates” has the meaning set forth in Section 3.3(b)(i).

“Change in Company Recommendation” has the meaning set forth in Section 6.2(b)(i).

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.2(a).

“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

“Company” has the meaning set forth in the Preamble.

“Company Affiliate” has the meaning set forth in Section 9.10.

“Company Board” has the meaning set forth in the Recitals.

“Company Capital Stock” has the meaning set forth in Section 4.2(a).

“Company Charter” means the Amended and Restated Certificate of Incorporation of the Company in effect as of the date hereof, as amended.

“Company Class A Common Stock” has the meaning set forth in Section 4.2(a).

“Company Class B Common Stock” has the meaning set forth in Section 4.2(a).

“Company Common Stock” has the meaning set forth in Section 4.2(a).

“Company Contract” has the meaning set forth in Section 4.17(a).

“Company Credit Agreement” means that certain Credit Agreement, dated June 30, 2022, by and among Via Renewables, Inc., Spark HoldCo, LLC, and the other subsidiaries of Via Renewables, Inc. and Spark HoldCo, LLC party thereto, as co-borrowers, Woodforest National Bank, as administrative agent, swing bank, swap bank, issuing bank, joint-lead arranger, sole bookrunner and syndication agent, BOKF, NA (d/b/a/ Bank of Texas), as joint-lead arranger and issuing bank, and the other financial institutions party thereto.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Incentive Plan” has the meaning set forth in Section 3.2.

“Company Intellectual Property” has the meaning set forth in Section 4.14.

“Company Material Adverse Effect” means any Effect that is materially adverse to the financial condition, business, or results of operations of the Company and its Subsidiaries, taken as a whole, or prevents or materially and adversely delays or impairs the ability of the Company to consummate the Transactions; provided, however, that in no event shall any of the following constitute a Company Material Adverse Effect: (a) any Effect resulting from or relating to changes in general economic or financial market conditions; (b) any Effect that generally affects the industries in which the Company and its Subsidiaries are engaged (including changes in commodity prices, general market prices, and regulatory changes or orders of Governmental Entities affecting such industries generally or in the states the Company and its Subsidiaries operate), except in the event, and only to the extent, that such occurrence, condition, change, event or effect has had a material and disproportionate effect on the Company and its Subsidiaries, taken as a whole, as compared to other Persons operating in such industry or in the same states as the Company and its Subsidiaries operate; (c) the outbreak or escalation of hostilities involving the United States, the declaration by the United States of a national emergency or war or the occurrence of any natural disasters, pandemics and acts of terrorism (but if any such event results in any damage or destruction to or loss of the Company’s or its Subsidiaries’ physical properties that would otherwise constitute a Company Material Adverse Effect, it shall not be excluded due to arising from such events); (d) any failure to meet internal or analysts’ estimates, projections or forecasts (it being understood that the underlying cause of any such failure, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (e) a decline in market price, or a change in trading volume, of the Company Class A Common Stock or the Company Series A Preferred Stock (it being understood that any underlying cause of any such decline or change, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (f) any Effect resulting from or relating to the announcement or pendency of the Transactions; (g) any change in GAAP, or in the interpretation thereof, as imposed upon the Company, its Subsidiaries or their respective businesses or any change in applicable Law, or in the interpretation thereof; (h) any Effect resulting from compliance by the Company with the terms of this Agreement, or actions expressly permitted by this Agreement or expressly at or with the written consent of Parent or Merger Sub; (i) any litigation arising from any alleged breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the Transactions or the approval by the Company Board or Company Special Committee thereof, (j) any downgrade in rating of any Indebtedness or debt securities of the Company or any of its Subsidiaries (it being understood that any underlying cause of any such downgrade, not otherwise excluded by the exceptions set forth in this definition, may be taken into consideration when determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur), and (k) any Effect otherwise known or within the knowledge of the Parent or William Keith Maxwell, III in his capacity as Chief Executive Officer of the Company, as of the date of this Agreement.

“Company Permits” has the meaning set forth in Section 4.9(a).

“Company Plans” has the meaning set forth in Section 4.10(a).

“Company RSUs” has the meaning set forth in Section 3.2.

“Company SEC Documents” has the meaning set forth in Section 4.5(a).

“Company Series A Preferred Stock” has the meaning set forth in Section 4.2(a).

“Company Special Committee” has the meaning set forth in the Recitals.

“Company Stockholders Meeting” has the meaning set forth in Section 4.4(a).

“Company Termination Fee” means a cash amount equal to the reasonable and documented third party expenses of Parent and Merger Sub incurred in connection with this Agreement (excluding any costs or expenses related to Parent or Merger Sub obtaining financing for the transactions under this Agreement), not to exceed $300,000.00.

“Competing Transaction” means any of the following (other than the Transactions): (a) any merger, consolidation, share exchange, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any Subsidiary of the Company whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company or to which 20% or more of the total revenue of the Company is attributable (or a lower percentage if it constitutes the entirety of an operating segment of the Company); (b) any sale, lease, exchange, transfer or other disposition of assets or businesses of the Company and the Company Subsidiaries that constitute or represent 20% or more of the total revenue or assets of the Company and the Company Subsidiaries, taken as a whole (or a lower percentage if it constitutes the entirety of an operating segment of the Company); (c) any sale, exchange, transfer or other disposition of 20% or more of the outstanding shares of Company Common Stock (or securities convertible or exchangeable into or exercisable for shares of Company Common Stock) or Company Class A Common Stock; (d) any offer, tender offer or exchange offer that, if consummated, would result in any person Beneficially Owning 20% or more of the outstanding shares of Company Common Stock (or securities convertible or exchangeable into or exercisable for shares of Company Common Stock) or Company Class A Common Stock; or (e) any combination of the foregoing, or (f) any other transaction that, although not falling within the foregoing provisions of (a) through (e), the Company Special Committee determines to be of a nature that not considering such transaction to be a Competing Transaction would be inconsistent with its fiduciary duties to the holders of the Company Class A Common Stock (other than the Excluded Holders or Insiders). For purposes of this definition, revenue of the Company shall be determined on a consolidated basis for the prior 12-month period ending on the last day of the last fiscal quarter preceding the date of determination and shall be determined in accordance with GAAP.

“Consent” means any consent, approval, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity.

“control” and its correlative terms means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Covenant Period” means the period of time beginning on the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement.

“Creditors’ Rights” has the meaning set forth in Section 4.3(a).

“DGCL” has the meaning set forth in Section 2.1.

“Dissenting Shares” has the meaning set forth in Section 3.4.

“Dissenting Stockholders” has the meaning set forth in Section 3.4.

“Divestiture Action” has the meaning set forth in Section 6.6(d).

“Effect” means any fact, event, circumstance, change, development or effect.

“Effective Time” has the meaning set forth in Section 2.2(b).

“e-mail” has the meaning set forth in Section 9.3.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), unit option, restricted unit, unit purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.

“Encumbrances” means liens, pledges, charges, encumbrances, claims, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, or other burdens, options or encumbrances of any kind.

“End Date” has the meaning set forth in Section 8.1(b)(ii).

“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) in effect as of the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Party” means any Third Party from which the Company receives during the Go-Shop Period a bona fide proposal for a Competing Transaction that (a) remains pending as of, and has not been withdrawn on or prior to, the Go-Shop Period End Date and (b) the Company Special Committee determines in good faith on or prior to the Go-Shop Period End Date (or within one Business Day thereafter for any such proposal received on the Go-Shop Period End Date), after consultation with the Special Committee Financial Advisor and outside legal advisors, constitutes or could reasonably be likely to result in a Superior Proposal; provided, however, that a person that is an Excluded Party shall cease to be an Excluded Party (A) upon the withdrawal, termination or expiration of the proposal for such Competing Transaction (as it may be amended, adjusted, changed, revised, extended and supplemented), or (B) on the date the Company Special Committee determines that such Third Party’s Competing Transaction no longer constitutes or is not reasonably likely to result in a Superior Proposal.

“Excluded Shares” means, collectively, shares of Company Common Stock (a) held by the Company or any Subsidiary of the Company, and (b) held or Beneficially Owned by William Keith Maxwell, III and any Person or entity controlled by William Keith Maxwell, III, including the Parent, Merger Sub, and NuDevco Retail.

“FERC” has the meaning set forth in Section 4.4.

“FERC Approval” has the meaning set forth in Section 4.4.

“GAAP” has the meaning set forth in Section 4.5(b).

“Go-Shop Period” has the meaning set forth in Section 6.2(a).

“Go-Shop Period End Date” has the meaning set forth in Section 6.2(a).

“Governmental Entity” means any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Materials” means any chemical, product, substance, waste, pollutant, contaminant or material regulated, defined, designated, classified or listed as a hazardous waste, hazardous substance, hazardous material, pollutant, contaminant or toxic substance or that is otherwise regulated under any Environmental Law, including asbestos or asbestos-containing materials, whether in a friable or non-friable condition, polychlorinated biphenyls, naturally occurring radioactive materials or radon, urea formaldehyde insulation, hydrogen sulfide and any petroleum, petroleum by-products, petroleum substances, crude oil, natural gas, natural gas liquids and any components, fractions or derivatives thereof.

“Holdco” means Spark HoldCo, LLC, a Delaware limited liability company.

“Holdco LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Holdco, dated as of March 15, 2017, as amended by Amendment No. 1 dated as of January 26, 2018 and Amendment No. 2 dated as of March 30, 2020.

“Holdco Units” has the meaning set forth in Section 4.2(a).

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business consistent with past practice.

“Indemnified Liabilities” has the meaning set forth in Section 6.7(a).

“Indemnified Persons” has the meaning set forth in Section 6.7(a).

“Insider Shares” means shares of Company Common Stock held or Beneficially Owned by any (i) member of the Company Board, (ii) any “officer” of the Company (as defined by Rule 16a-1(f) under the Exchange Act) and (iii) any immediate family members of any of the foregoing individuals.

“Intellectual Property” means any and all proprietary and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common law rights, including: (a) patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, and reissues thereof; (b) trademarks, service marks, trade names, slogans, domain names, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof (including all goodwill associated with the foregoing); (c) copyrights, database rights, other rights in works of authorship and registrations and applications for registration of the foregoing; and (d) trade secrets, know-how, and rights in confidential information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable.

“Intervening Event” means any material Effect that was not known or reasonably foreseeable by the Company Special Committee as of or prior to the date hereof (or, if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by the Company Special Committee as of or prior to the date hereof), which Effect or consequences, as applicable, become known to the Company Special Committee prior to the time of the Requisite Company Vote.

“knowledge” means the constructive knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (b) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, judgment, order, treaty, convention, governmental directive or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Leased Real Property” has the meaning set forth in Section 4.15.

“Leases” has the meaning set forth in Section 4.15.

“Letter of Transmittal” has the meaning set forth in Section 3.3(b)(i).

“Material Company Insurance Policies” has the meaning set forth in Section 4.18.

“Maxwell Class A Shares” means shares of Company Class A Common Stock held or Beneficially Owned by William Keith Maxwell, III.

“Maxwell RSUs” has the meaning set forth in Section 3.2.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(b)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Notice Period” has the meaning set forth in Section 6.2(f)(i).

“NuDevco Retail” has the meaning set forth in the Recitals.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“other party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or Merger Sub, the Company.

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Material Adverse Effect” means any occurrence, condition, change, event or Effect that prevents or materially delays or impairs the ability of Parent or Merger Sub to consummate the Transactions.

“Parent Restructuring” has the meaning set forth in the Recitals.

“party” or “parties” means a party or the parties to this Agreement.

“Paying Agent” has the meaning set forth in Section 3.3(a)(i).

“Payment Fund” has the meaning set forth in Section 3.3(a)(i).

“Permitted Encumbrances” means any (a) Encumbrances for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP, (b) minor Encumbrances (for other than borrowed money) that do not materially detract from the value of the specific asset affected or materially impair the present or future use or ownership of such asset, (c) zoning, building codes and other state and federal land use Laws regulating the use or occupancy of such real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real or personal property, (d) easements, rights-of-way, encroachments, restrictions, licenses, covenants, conditions and other similar Encumbrances that (i) are disclosed in the public records, (ii) set forth in any title policy, title report or survey with respect to the applicable real property that is made available to Parent or (iii) individually or in the aggregate, do not materially and adversely impact the Company’s current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s present or contemplated business operations at such location, (e) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlord’s and similar Encumbrances granted or which arise in the ordinary course of business consistent with past practice, so long as the payment of or the performance of such obligation is not delinquent or is being contested in good faith and for which adequate reserves have been maintained in accordance with GAAP, (f) Encumbrances on natural gas held by local distribution companies, pipeline companies or gas storage companies or others that arise as a matter of Law in the industry in which the Company operates, (g) Encumbrances of interest owners arising pursuant to Texas Bus. & Com. Code Section 9.343, or comparable law of other states, or Encumbrances securing obligations under leases or deferred payment purchases of equipment and automobiles; (h) non-consensual statutory Encumbrances arising in the ordinary course of business to the extent such Encumbrances secure Indebtedness which is not past due or such Encumbrances secure Indebtedness relating to claims or liabilities which are fully insured and are being contested in good faith by appropriate proceedings diligently pursued; (i) pledges and deposits of cash in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security benefits consistent with the current practices; (j) pledges and deposits of cash to secure the performance of tenders, bids, leases, trade contracts (other than for the repayment of Indebtedness), public or statutory obligations, surety bonds, performance bonds and other similar obligations in each case in the ordinary course of business consistent with current practices; (k) Encumbrances arising from operating leases and the precautionary UCC financing statement filings in respect thereof (l) Encumbrances on equipment, software, or other materials which are not owned by the Company or its Subsidiaries located on the owned or leased premises of such Company or Subsidiary (but not in connection with, or as part of, the financing thereof) from time to time in the ordinary course of business and the precautionary UCC financing statement filings in respect thereof; (m) judgments and other similar Encumbrances arising in connection with court proceedings, provided that, such Encumbrances are being contested in good faith and by appropriate proceedings diligently pursued, adequate reserves or other appropriate provision, if any, as are required by GAAP have been made therefor and a stay of enforcement of any such Encumbrances is in effect; (n) Encumbrances granted by the Company or any of its Subsidiaries on its or their rights under any insurance policy, but only to the extent that such Encumbrance is granted to the insurers under such insurance policies or any insurance premium finance company to secure payment of the premiums and other amounts owed to the insurers or such premium finance company with respect to such insurance policy; (o) Encumbrances on cash deposits in the nature of a right of setoff, banker’s lien, counterclaim or netting of cash amounts owed arising in the ordinary course of business on deposit accounts; (p) Encumbrances by way of cash collateral or Encumbrances on amounts owed to or by the Company or any of its Subsidiaries under and as provided for in master agreements such as NAESB Gas Contracts, EEI Master Agreements, ISDA Master Agreements or similar types of agreements; (q) Encumbrances reflected in the Company SEC Documents prior to the date hereof; and (r) Encumbrances permitted under or pursuant to any Company Contracts relating to Indebtedness existing as of the date hereof, including the Company Credit Agreement.

“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.

“Proceeding” means any actual or threatened claim (including a claim of a violation of applicable Law), action, audit, demand, suit, arbitration, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether or not such claim, action, audit, demand, suit, arbitration, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action and whether initiated by the Company, the Surviving Corporation, any Governmental Entity or any other Person.

“Proxy Statement” has the meaning set forth in Section 4.4.

“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing.

“Representatives” has the meaning set forth in Section 6.5(a).

“Requisite Company Vote” means the affirmative vote of (i) the holders of at least a majority of the issued and outstanding Company Common Stock and (ii) as a non-waivable condition, the holders of at least a majority of the issued and outstanding Company Common Stock other than the Excluded Shares and the Insider Shares, in each case of (i) and (ii) in accordance with the Company’s certificate of incorporation and bylaws and Section 251 of the DGCL.

“Schedule 13E-3” means the Schedule 13E-3 to be filed with the SEC with respect to the Merger.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Special Committee Financial Advisor” has the meaning set forth in Section 4.19(a).

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.

“Superior Proposal” means a bona fide offer not in breach of this Agreement made by a person with respect to a Competing Transaction that the Company Special Committee determines, in its good faith judgment after consultation with the Special Committee Financial Advisor and outside legal counsel, to be more favorable to the Company and the stockholders (other than the holders of the Excluded Shares and Insider Shares) from a financial point of view than the Merger. For purposes of the definition of “Superior Proposal”, each reference to “20%” in the definition of “Competing Transaction” shall be replaced with “50%” (or a lower percentage if it constitutes the entirety of an operating segment of the Company).

“Support Agreement” has the meaning set forth in the Recitals.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Taxes” means any and all taxes, charges, levies, interest, penalties, additions to tax or other assessments of any kind, including, but not limited to, income, corporate, capital, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity.

“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or administration of any Taxes or the administration of any Laws directly relating to any Taxes.

“Terminable Breach” has the meaning set forth in Section 8.1(b)(iii).

“Third Party” means any Person other than Parent and Merger Sub and, for purposes of Section 6.2, any Person other than an Excluded Party.

“Transactions” has the meaning set forth in the Recitals.

“UCC” means the Uniform Commercial Code as adopted and currently in effect in the State of Texas or State of Delaware, as applicable.

“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.

“Willful and Material Breach” shall mean a material breach that is a consequence of an act or failure to take an act by the breaching party with the actual knowledge that the taking of such act (or the failure to take such act) would constitute a breach of this Agreement; provided, however, that in no event shall an action or inaction be a Willful and Material Breach by the Company if such action or inaction is taken or not taken by or under the direction of William Keith Maxwell, III in his capacity as the President and Chief Executive Officer of the Company.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 9:00 a.m., Houston, Texas time, on a date that is two (2) Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of the Company in Houston, Texas, or such other place as Parent and the Company may agree. For purposes of this Agreement, “Closing Date” shall mean the date on which the Closing occurs and “Business Day” shall mean a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.

(b) As promptly as reasonably practicable on or after the Closing Date, the Company and Parent shall file a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon by Parent and the Company and specified in the Certificate of Merger (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and the Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

2.4 Organizational Documents. At the Effective Time, the Organizational Documents of the Company in effect immediately prior to the Effective Time shall continue to be the Organizational Documents of the Surviving Corporation, until thereafter amended, subject to Section 6.7(b), in accordance with their respective terms and applicable Law.

2.5 Directors and Officers of the Surviving Corporation. The parties shall take all necessary action such that from and after the Effective Time, the directors and officers of the Company shall be the directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Corporation.

ARTICLE III

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE COMPANY AND MERGER SUB

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of the parties’ securities:

(a) Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) fully paid and nonassessable share of Company Class A Common Stock, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Company Class A Common Stock.

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (excluding any shares described in clauses (iii) and (iv) of this Section 3.1(b) and any Dissenting Shares) shall automatically be converted into and shall thereafter represent solely the right to receive $11.00 in cash, without interest (the “Merger Consideration”).

(ii) All shares of Company Class A Common Stock converted pursuant to Section 3.1(b)(i) shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a share of Company Class A Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid upon surrender of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.3.

(iii) All Excluded Shares, other than the Maxwell Class A Shares, held immediately prior to the Effective Time shall automatically be canceled and cease to exist as of the Effective Time and no Merger Consideration shall be delivered or deliverable therefor.

(iv) Each Maxwell Class A Share issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding as common stock of the Surviving Corporation.

(v) Each share of Company Class B Common Stock issued and outstanding immediately prior to the Effective Time, if any, shall be unchanged and shall remain issued and outstanding as common stock of the Surviving Corporation.

(vi) Each share of Company Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding as preferred stock of the Surviving Corporation.

(c) Impact of Stock Splits, Etc. In the event of any change in the number of outstanding shares of Company Class A Common Stock (or securities convertible or exchangeable into or exercisable for shares of Company Class A Common Stock) or Company Equity Awards between the date of this Agreement and the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or other similar transaction or event, the Merger Consideration to be paid for each share of Company Class A Common Stock and the consideration to be paid for each Company RSU pursuant to Section 3.2 shall be equitably adjusted to reflect such change.

3.2 Treatment of Equity Compensation Awards. At the Effective Time, each Company restricted stock unit (“Company RSUs”) outstanding immediately prior to the Effective Time (other than any Company restricted stock unit held by William Keith Maxwell, III (“Maxwell RSUs”)), and issued pursuant to the Company’s Second Amended and Restated Long Term Incentive Plan (the “Company Incentive Plan”), shall by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Company RSU, be cancelled, extinguished and converted into the right to receive from the Surviving Corporation an amount in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the total number of shares of Common Stock underlying the Company RSUs. Not later than the Effective Time, Parent shall provide, or shall cause to be provided, to the Company all funds necessary to fulfill the obligations under this Section 3.2. All payments required under this Section 3.2 shall be made through the Company’s payroll not later than the first payroll date following the Effective Time. At the Effective Time, each Maxwell RSU outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by Parent, Merger Sub, the Company or the holder of such Maxwell RSU, be cancelled and extinguished, and no consideration shall be delivered or deliverable therefor.

3.3 Payment for Securities.

(a) Paying Agent; Payment Fund.

(i) Prior to the Effective Time, Parent will designate the Company’s transfer agent, Equiniti, to act as paying agent hereunder (the “Paying Agent”) for the purpose of exchanging shares of Company Class A Common Stock for the Merger Consideration and will enter into an agreement reasonably satisfactory to the Company with the Paying Agent relating to the services to be performed by the Paying Agent. At or prior to the Effective Time, Parent shall irrevocably deposit, or cause to be deposited, with the Paying Agent, the aggregate Merger Consideration with respect to all shares of Company Class A Common Stock outstanding immediately prior to the Effective Time (other than Excluded Shares) (the “Payment Fund”).

(ii) The aggregate Merger Consideration deposited with the Paying Agent may, pending its disbursement to holders of shares of Company Class A Common Stock and as reasonably directed by Parent, be invested by the Paying Agent in (A) short-term commercial paper obligations of issuers organized under the Laws of a state of the U.S., rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service,

respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $10,000,000,000, or in mutual funds investing in such assets or (B) short-term obligations for which the full faith and credit of the U.S. is pledged to provide for the payment of principal and interest, or in mutual funds investing in such assets. Any interest or other income resulting from investment of the Payment Fund shall become part of the Payment Fund. No investment or investment losses resulting from such investment by the Paying Agent of the aggregate Merger Consideration shall relieve Parent, the Surviving Corporation or the Paying Agent from making the payments required by this Section 3.3, and Parent shall promptly replace any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 3.3. No investment by the Paying Agent of the aggregate Merger Consideration shall have maturities that could prevent or delay payments to be made pursuant to this Agreement. Following the Effective Time, Parent agrees to make available to the Paying Agent, from time to time as needed, additional cash to pay the Merger Consideration as contemplated by this Section 3.3 in the event the Payment Fund has insufficient cash to make payments of the Merger Consideration as contemplated by this Section 3.3.

(iii) The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration payable pursuant to Section 3.1 out of the Payment Fund. The Surviving Corporation shall pay all charges and expenses of the Paying Agent in connection with the exchange of shares for the Merger Consideration.

(b) Payment Procedures.

(i) As promptly as reasonably practicable after the Effective Time (and in any event within two Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to deliver a letter of transmittal (which will be in customary form and reviewed by the Company prior to delivery) (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the certificates representing the shares of Company Class A Common Stock (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent or, in the case of Company Class A Common Stock in book-entry (the “Book-Entry Shares”), upon adherence to the procedures set forth in the Letter of Transmittal), which shall be in a customary form and agreed to by the parties prior to the Closing and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration, to each holder of record, as of immediately prior to the Effective Time, of (A) Certificates or (B) Book-Entry Shares. Each holder of Certificates or Book-Entry Shares may thereafter until the first (1st) anniversary of the Effective Time surrender such Certificates or Book-Entry Shares to the Paying Agent, as agent for such holder, under cover of the Letter of Transmittal, if applicable.

(ii) Upon surrender to the Paying Agent of a Certificate or Book-Entry Shares, together with the Letter of Transmittal, if applicable, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share formerly represented by such Certificate or Book-Entry Share and such Certificate or Book-Entry Share shall then be canceled. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a

Person other than the holder of record of such shares of Company Class A Common Stock, it shall be a condition of payment that such shares of Company Class A Common Stock so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration as contemplated by this Article III.

(c) Termination of Rights. All Merger Consideration paid upon the surrender of and in exchange for shares of Company Class A Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Class A Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Class A Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Class A Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing Excluded Shares or Dissenting Shares).

(d) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the former stockholders of Company Class A Common Stock of the Company in accordance with this Article III on the 365th day after the Closing Date shall be delivered to the Surviving Corporation, upon demand, and thereafter Persons entitled to receive payment pursuant to this Article III shall look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Corporation, Parent, Merger Sub or the Paying Agent shall be liable to any holder of Company Class A Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Class A Common Stock described in Section 3.1(b)(iii) or Dissenting Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration payable in respect of the shares of Company Class A Common Stock formerly represented by such Certificate, pursuant to the provisions of this Article III.

(g) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct or withhold (or cause to be deducted and withheld) from the amounts otherwise payable to any holder of Company Class A Common Stock or any holder of a Company RSU pursuant to this Agreement any amount required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. To the extent that amounts are so deducted or withheld and paid over to the appropriate Governmental Entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Class A Common Stock or the holder of the Company RSU, as applicable, in respect of which such deduction or withholding was made by the Paying Agent, the Surviving Corporation or Parent, as the case may be. Parent, the Surviving Corporation, and the Paying Agent shall reasonably cooperate in good faith to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required.

3.4 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, including Section 3.1, shares of Company Class A Common Stock that are issued and outstanding immediately prior to the Effective Time which are held by a stockholder who did not vote in favor of the Merger and who is entitled to demand and properly demands appraisal of such shares pursuant to, and complies in all respects with, the provisions of Section 262 of the DGCL (other than Excluded Shares) (the “Dissenting Stockholders”) with respect to any such shares of Company Class A Common Stock held by such Dissenting Stockholder (the “Dissenting Shares”), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such Dissenting Stockholder shall be entitled to receive such consideration for his, her or its Dissenting Shares as may be determined to be due pursuant to Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and such Dissenting Stockholder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL with respect to such Dissenting Stockholder’s Dissenting Shares. If any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right with respect to his, her or its Dissenting Shares, such Dissenting Stockholder’s Dissenting Shares shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such Dissenting Share, in accordance with Section 3.1, without any interest thereon. The Company shall give Parent (i) notice of any written demands as promptly as reasonably practicable for appraisal of any shares of Company Class A Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Company to Parent and Merger Sub on or prior to the date of this Agreement (the “Company Disclosure Letter”) (ii) as disclosed in the Company SEC Documents publicly available prior to the date hereof (including all exhibits and schedules thereto and documents incorporated by reference therein), or (iii) otherwise known or within the knowledge of the Parent or William Keith Maxwell, III in his capacity as the Chief Executive Officer of the Company as of the date of this Agreement, the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, Standing and Power. Each of the Company and its Subsidiaries (a) is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, to the extent the applicable jurisdiction recognizes or makes a determination of good standing, (b) has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and (c) is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, and in good standing (if so recognized by the applicable jurisdiction) or to have the requisite entity power or authority or to so qualify or be in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 120,000,000 shares of Class A common stock, par value $0.01 per share (“Company Class A Common Stock”), (ii) 60,000,000 shares of Class B common stock, par value $0.01 per share (“Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”) and (iii) 20,000,000 shares of preferred stock, par value $0.01 per share (together with the Company Common Stock, the “Company Capital Stock”), of which 4,000,000 have been designated as 8.75% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Stock of the Company (the “Company Series A Preferred Stock”). At the close of business on December 28, 2023: (A) 3,232,701 shares of Company Class A Common Stock were issued and outstanding; (B) 4,000,000 shares of Company Class B Common Stock were issued and outstanding; (C) 3,567,543 shares of Company Series A Preferred Stock were issued and outstanding; (D) 850,000 shares of Company Class A Common Stock were reserved for issuance under outstanding awards or otherwise available for issuance pursuant to the Company Incentive Plan; (E) 4,000,000 units in Holdco (“Holdco Units”) and 4,000,000 shares of Company Class B Common Stock were together exchangeable for 4,000,000 shares of Company Class A Common Stock pursuant to the Holdco LLC Agreement and the Company Charter; and (F) no Voting Debt of the Company was issued and outstanding. All outstanding shares of Company Common Stock are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding shares of Company Capital Stock have been issued and granted in compliance in all material respects with (1) applicable securities Laws and other applicable Law and (2) all requirements set forth in applicable contracts. As of the close of business on December 28, 2023, other than the exchange of Holdco Units and shares of

Company Class B Common Stock for shares of Company Class A Common Stock pursuant to the Holdco LLC Agreement and the Company Charter and the rights of the holders of the Company Series A Preferred Stock upon a Change of Control (as defined in the Company Charter), or the issued and outstanding Company RSUs, the cancellation and payment for which are addressed in Section 3.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company or any of its Subsidiaries any capital stock of the Company or securities convertible into or exchangeable or exercisable for capital stock of the Company (and the exercise, conversion, purchase, exchange or other similar price thereof).

(b) Except as set forth in Section 4.2(a), and except for changes since September 30, 2023 resulting from stock grants or other awards granted in accordance with Section 6.1(b)(ii) or the issuance of Company Class A Common Stock upon the expiration of any restrictions on Company RSUs, as of the date hereof, there are outstanding: (1) no shares of Company Capital Stock, (2) no Voting Debt, (3) no securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of Company Capital Stock or Voting Debt, and (4) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which the Company or any Subsidiary of the Company is a party or by which it is bound in any case obligating the Company or any Subsidiary of the Company to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Company Capital Stock or any Voting Debt.

(c) There are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company Capital Stock.

(d) All outstanding shares of capital stock of the Subsidiaries of the Company that are owned by the Company, or a direct or indirect wholly-owned Subsidiary of the Company, are free and clear of all Encumbrances, other than Permitted Encumbrances.

4.3 Authority; No Violations; Consents and Approvals.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the Requisite Company Vote, to consummate the Merger and the Transactions. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions have been duly authorized by the Company Board and the Company Special Committee, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Merger and the Transactions, in each case, subject only to the approval and adoption of this Agreement, the Merger and the Transactions by the Requisite Company Vote and the filing of the Certificate of Merger. This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding obligation of Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at law (collectively, “Creditors’ Rights”).

(b) The Company Special Committee is composed of three members of the Board who are not affiliated with Parent or Merger Sub and are not members of the Company’s management. The Company Board and the Company Special Committee, at meetings duly called, have (i) determined that this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company’s stockholders (other than the holders of the Excluded Shares and Insider Shares), (ii) approved the advisability of the Merger, and the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger upon the terms and conditions set forth herein, and (iii) resolved, subject to Section 6.2, to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions, including the Merger in accordance with the DGCL (the “Board Recommendation”). The Company Board, acting upon the recommendation of the Company Special Committee, has directed that this Agreement be submitted to the holders of Company Common Stock. The Requisite Company Vote is the only vote of the holders of any class or series of the Company’s capital stock of the Company necessary to approve and adopt this Agreement and the Merger.

(c) The execution and delivery of this Agreement does not, and the consummation of the Transactions will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its Subsidiaries under, any provision of (i) the Organizational Documents of the Company or any of its Subsidiaries, other than the rights of the holders of the Company Series A Preferred Stock upon a Change of Control (as defined in the Company Charter), (ii) assuming accuracy of Section 5.2(b)(ii), any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Requisite Company Vote has been obtained, any Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, other than any such violations, defaults, acceleration, losses, or Encumbrances that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.4 Consents. No Consent is required to be obtained or made by the Company or any of its Subsidiaries from any Governmental Entity in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Transactions, except for: (a) the filing with the SEC of (i) a proxy statement of the type contemplated by Regulation 14A promulgated under the Exchange Act (the “Proxy Statement”) relating to the meeting of the stockholders of the Company to be convened to consider the adoption of this Agreement and the Transactions (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) a Schedule 13E-3, and such other compliance with the Securities Act and Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (b) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (c) filings with the Nasdaq Stock Market LLC; (d) such filings and approvals as may be required by any applicable state securities or “blue sky” laws; (e) such filings and approvals as may be required by the Federal Energy Regulatory Commission (the “FERC” and any such filings and approvals, the “FERC Approval”); (f) such filings and notices as may be required by applicable state utility commissions; and (g) such other Consents that the failure to obtain or make has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.5 SEC Documents; Financial Statements.

(a) The Company has filed or furnished with the SEC all forms, reports, schedules and statements required to be filed or furnished under the Securities Act or the Exchange Act (such forms, reports, schedules and statements, the “Company SEC Documents”) since September 30, 2023. As of their respective dates, each of the Company SEC Documents, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except in each case as may be indicated therein or in the notes thereto or, in the case of the unaudited statements, as permitted by the rules and regulation of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.

4.6 Absence of Certain Changes or Events.

(a) Since September 30, 2023, there has not been any Effect that has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) From September 30, 2023, through the date of this Agreement, except for the entry into this Agreement, the Company and its Subsidiaries have conducted their business in the ordinary course of business consistent with past practice in all material respects.

4.7 No Undisclosed Material Liabilities. There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of September 30, 2023 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023; (b) liabilities incurred in the ordinary course of business consistent with past practice subsequent to September 30, 2023; (c) liabilities for fees and expenses incurred in connection with the

Transactions; (d) liabilities not required to be reflected on an unaudited interim balance sheet prepared in accordance with GAAP; (e) liabilities incurred as permitted under Section 6.1(b)(x); and (f) liabilities that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.8 Company Information. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and Schedule 13E-3, to the extent it relates to the Company or its Subsidiaries or other information supplied by the Company for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub specifically for inclusion or incorporation by reference therein.

4.9 Company Permits; Compliance with Applicable Law.

(a) The Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the “Company Permits”), except where the failure to so hold has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time during the past three years have been conducted, in violation of any applicable Law, except for violations which have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, to the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened in writing, other than those the outcome of which has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except with respect to Tax matters (which are provided for in Section 4.12) and environmental matters (which are provided for in Section 4.16), the Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.10 Compensation; Benefits.

(a) True, correct and complete copies of each of the material Employee Benefit Plans sponsored, maintained, or contributed to by the Company (the “Company Plans”) related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives.

(b) Each Company Plan has been maintained in compliance with all applicable Laws, except where the failure to so comply has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) As of the date of this Agreement, there are no Proceedings pending (other than routine claims for benefits) or, to the knowledge of the Company, threatened against, or with respect to, any of the Company Plans, except for such pending Proceedings that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements or disclosed in the notes thereto in accordance with GAAP.

(e) None of the Company or any member of its Aggregated Group contributes to or has an obligation to contribute to, and no Company Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Section 302 of ERISA, or Section 412 of the Code.

4.11 Labor Matters.

(a) As of the date of this Agreement, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with any labor union, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) the Company does not have knowledge of any activity or proceeding of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b) As of the date of this Agreement, there is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other agreement with any labor union, or other labor-related grievance proceeding against the Company or any of its Subsidiaries pending, or, to the knowledge of the Company, threatened, other than such matters which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) As of the date of this Agreement, there is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries, other than such matters which have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) The Company and its Subsidiaries are, and since September 30, 2023, have been, in compliance with all applicable Laws respecting employment and employment practices, and there are no Proceedings pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, by or on behalf of any applicant for employment, any current or former employee or any class of the foregoing, relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship, other than any such matters described in this sentence which have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since September 30, 2023, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries which has had or would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.12 Taxes.

(a) Except where the failure to file such Tax Returns, pay such Taxes or satisfy such withholding Tax requirements has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Tax Returns that are required to be filed (taking into account extensions of time for filing) by the Company or any of its Subsidiaries on or before the Closing Date have been or will be timely filed; (ii) all Taxes that are due and payable by the Company or any of its Subsidiaries on or before the Closing Date (other than Taxes being contested in good faith by appropriate proceedings) have been or will be timely paid in full; and (iii) all withholding Tax requirements imposed on or with respect to the Company or any of its Subsidiaries on or before the Closing Date have been or will be fulfilled.

(b) As of the date of this Agreement, there is not in force any waiver or agreement for any extension of time for the assessment or payment of any material Tax by the Company or any of its Subsidiaries.

(c) As of the date of this Agreement, except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no outstanding material claim, assessment or deficiency against the Company or any of its Subsidiaries for any Taxes that has been asserted in writing by any Governmental Entity.

(d) Neither the Company nor any of its Subsidiaries (i) is a party to any material agreement or arrangement relating to the apportionment, sharing, assignment or allocation of Taxes (not including, for the avoidance of doubt (A) an agreement or arrangement solely among the members of a group the common parent of which is the Company or any of its Subsidiaries, or (B) any Tax sharing or indemnification provisions contained in any agreement entered into in the ordinary course of business and not primarily relating to Tax (e.g., leases, credit agreements or other commercial agreements)), (ii) has any material liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, by contract or otherwise, or (iii) has executed a power of attorney in favor of any other Person with regard to any Tax matters relating to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries has (i) a pending or threatened examination of any Tax Return, (ii) an assessment for unpaid Taxes not accrued on its financial statements, or (iii) any notice or assertion that it has failed to file any Tax Return.

(f) Neither the Company nor any of its Subsidiaries has participated, or is currently participating, in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b).

(g) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(h) The Company does not own any US real property that would cause it to be a US real property holding corporation under Section 897(c)(2) of the Code.

(i) The Company has not had an ownership change within the meeting of Section 382(g) of the Code and the Merger is not expected to result in same, and the Transactions will not result in any change in accounting methods or acceleration of income or deductions with respect to any Tax Return of the Company or its Subsidiaries.

4.13 Litigation. As of the date of this Agreement, except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries.

4.14 Intellectual Property. The Company and its Subsidiaries own or have the right to use all Intellectual Property used in the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for (i) Permitted Encumbrances and (ii) where the failure to own or have the right to use such properties has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of each of the Company and its Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have taken reasonable measures in accordance with normal industry practice to protect the confidentiality of known trade secrets used in the businesses of each of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.15 Real Property. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good, valid and marketable title to all real property owned in fee by the Company and its Subsidiaries, or a valid and subsisting leasehold interest or other applicable estates in any real property leased, subleased, licensed or otherwise held for use by the Company or any of its Subsidiaries (such property, collectively, the “Leased Real Property”), in each case free and clear of all Encumbrances (other than Permitted Encumbrances). All of the leases, subleases, easements and other agreements under which the Company or any of its Subsidiaries uses or occupies, or has the right to use or occupy any Leased Real Property (collectively, the “Leases”) are valid, binding and in full force and effect and neither the Company nor any of its Subsidiaries (nor, to the Company’s knowledge, any third party) is in breach of or default under any such Lease, except in each case as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

4.16 Environmental Matters. Except for those matters that have not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) the Company and its Subsidiaries and their respective operations and assets are in material compliance with Environmental Laws;

(b) as of the date of this Agreement, the Company and its Subsidiaries are not subject to any pending or, to the Company’s knowledge, threatened in writing Proceeding under Environmental Laws;

(c) there have been no Releases of Hazardous Materials at any property currently owned, operated or otherwise used by the Company or any of its Subsidiaries, which Releases are reasonably expected to result in material liability to the Company under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, operated, or otherwise used by the Company, or at or from any off-site location where Hazardous Materials from the Company’s operations have been sent for treatment, disposal storage or handling, except for notices as to which the underlying matter has been resolved or the notice withdrawn; and

(d) there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries addressing potentially material environmental matters with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.

4.17 Material Contracts.

(a) For purposes of this Agreement, “Company Contract” means any contract that is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act.

(b) Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, assuming the due authorization, execution and delivery by the other parties thereto, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder. The Company has heretofore made available to Parent complete and correct copies of the Company Contracts as of the date hereof.

4.18 Insurance. Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material insurance policies maintained by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”) are in full force and effect on the date of this Agreement and all premiums due and payable under the Material Company Insurance Policies prior to the date of this Agreement have been paid. As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of cancelation or termination from any insurer or agent of such insurer with respect to any Material Company Insurance Policy.

4.19 Opinion of Financial Advisors.

(a) The Company Special Committee has received the opinion of B. Riley Securities (the “Special Committee Financial Advisor”) addressed to the Company Special Committee to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by the holders of the Company Class A Common Stock, other than the holders of Excluded Shares and the Insider Shares) is fair, from a financial point of view, to such holders (other than the holders of the Excluded Shares and the Insider Shares), a copy of which opinion will be delivered to Parent promptly after the execution of this Agreement solely for informational purposes.

4.20 Brokers. Except for the fees and expenses payable to the Special Committee Financial Advisor, no broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

4.21 No Additional Representations. Except for the representations and warranties made in this Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Parent, Merger Sub, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or other forward-looking information relating to the Company or any of its Subsidiaries or their respective businesses, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing; or (ii) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent or Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions (including any information, documents, projections, forecasts, estimates, predictions or other material made available to Parent or Merger Sub or their respective Representatives in “data rooms,” management presentations or due diligence sessions in expectation of the Merger or the Transactions), and each of Parent and Merger Sub acknowledge the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and Merger Sub to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

5.1 Organization, Standing and Power. Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly organized, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than where the failure to be duly organized, validly existing, or to so qualify or be in good standing has not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.2 Authority; No Violations, Consents and Approvals.

(a) Each of Parent and Merger Sub has all requisite entity power and authority to execute and deliver this Agreement and to consummate the Transactions and the Parent Restructuring. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions and the Parent Restructuring have been duly authorized by all necessary entity action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming this Agreement constitutes the valid and binding obligation of the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub enforceable in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Boards of Directors of Parent and Merger Sub have approved and declared advisable this Agreement and the Merger on the terms and subject to the conditions of this Agreement and have authorized the execution and delivery thereof. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, has adopted and approved this Agreement in its capacity as sole stockholder of Merger Sub. No vote or approval of the holders of any class or series of capital stock of Parent or Merger Sub is necessary to approve and adopt this Agreement and the Merger.

(b) The execution and delivery of this Agreement does not, and the consummation of the Transactions and the Parent Restructuring will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or acceleration of any material obligation or the loss of a material benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under any provision of (i) the Organizational Documents of either Parent or Merger Sub or any of their respective Subsidiaries, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or Merger Sub or any of their respective Subsidiaries or their respective properties or assets are bound or the Company Credit Agreement, or (iii) assuming the Consents referred to in Section 5.3 are duly and timely obtained or made, any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than any such violations, defaults, acceleration, losses or Encumbrances that have not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.3 Consents. No Consent is required to be obtained or made by Parent or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the Transactions and Parent Restructuring except for: (a) the filing with the SEC of (i) the Proxy Statement and (ii) the Schedule 13E-3 and such other reports under Section 13(a) of the Exchange Act and such other compliance with the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the Transactions; (b) the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware; (c) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws; (d) the FERC Approval; (e) such filings and notices as may be required by applicable state utility commissions; and (f) any such Consent that the failure to obtain or make has not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

5.4 Parent Information. None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in (a) the Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, (b) in the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and Schedule 13E-3, to the extent it relates to the Parent or its Subsidiaries or other information supplied by the Parent for inclusion therein, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder; provided, however, that no representation is made by the Parent with respect to statements made therein based on information supplied by Company specifically for inclusion or incorporation by reference therein.

5.5 Litigation. As of the date of this Agreement, except for such matters as have not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or (b) judgment, decree, injunction, ruling or order of any Governmental Entity or arbitrator outstanding against Parent or any of its Subsidiaries.

5.6 Merger Consideration. Parent has available to it all of the funds required for (a) the aggregate Merger Consideration, (b) the amounts contemplated by Section 2.2, (c) the amounts contemplated by Section 3.2 and (d) other payment obligations of Parent hereunder, and such will be used, to the extent required to consummate the Transactions and to consummate the Merger pursuant to Article III.

5.7 Brokers. No broker, investment banker, or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

5.8 Merger Sub; Parent. Merger Sub was incorporated on December 20, 2023. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub. William Keith Maxwell, III owns of record and Beneficially Owns all of the outstanding capital stock of Parent.

5.9 No Knowledge of Breach. Neither Parent nor Merger Sub has any knowledge on the date of this Agreement of any fact or circumstances that would cause any representation or warranty of the Company in this Agreement to not be true and correct in all material respects. Neither Parent nor Merger Sub has any knowledge of any statement which was omitted from any such representation or warranty on the date of this Agreement that is necessary to make the statements made in any such representation or warranty not misleading. Neither Parent nor Merger Sub is aware on the date of this Agreement of any inability of the Company to satisfy any of the affirmative or negative covenants in this Agreement.

5.10 No Additional Representations.

(a) Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or to any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions.

(b) Notwithstanding anything contained in this Agreement to the contrary, Parent and Merger Sub acknowledge and agree that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or Merger Sub, or any of its Representatives and that neither Parent nor Merger Sub has relied upon any such representation or warranty. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Business Pending the Merger.

(a) Except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly contemplated or permitted by this Agreement, as may be required by applicable Law or otherwise consented to by Parent (which consent shall not be unreasonably withheld, delayed or conditioned and shall be deemed to have been given for purposes of this Agreement to the extent any such action or inaction is taken or not taken by, or under the direction of, William Keith Maxwell, III in his capacity as the Chief Executive Officer of the Company), the Company covenants and agrees that, until the Effective Time, it shall, and shall cause each of its Subsidiaries to, conduct its businesses in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve intact its present business organization, retain the Company’s current officers, and preserve its key business relationships.

(b) Without limiting the generality of Section 6.1(a), except as set forth on Schedule 6.1 of the Company Disclosure Letter, as expressly contemplated or permitted by this Agreement, as may be required by applicable Law or otherwise consented to by Parent (which consent shall not be unreasonably withheld, delayed or conditioned and shall be deemed to have been given for purposes of this Agreement to the extent any such action or inaction is taken or not taken by, or under the direction of, William Keith Maxwell, III in his capacity as the Chief Executive Officer of the Company), the Company covenants and agrees that, until the Effective Time, it shall not, and shall not permit its Subsidiaries to:

(i) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for (1) distributions by Holdco to the Company to enable it to pay any dividend permitted by this Section 6.1(b)(i) and corresponding pro rata distributions to the other equity holders of Holdco, (2) dividends and distributions by a direct or indirect wholly-owned Subsidiary of Holdco to Holdco or a direct or indirect wholly-owned Subsidiary of Holdco, (3) tax distributions by Holdco to its equity holders as required by the Holdco LLC Agreement, (4) dividends to the holders of the Company Series A Preferred Stock in accordance with the Company Charter, or (5) as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated by any director compensation plan, Employee Benefit Plan or employment agreement of the Company in each case existing as of the date hereof; (B) split, combine or reclassify any capital stock of, or other equity interests in, the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company other than (1) as required by the terms of any capital stock or equity interest of a Subsidiary or as contemplated by any director compensation plan, Employee Benefit Plan or employment agreement of the Company or (2) as required by the terms of the Holdco LLC Agreement or the Company Charter;

(ii) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the issuance of Company Class A Common Stock upon the vesting of any Company RSUs granted under the Company Incentive Plan and outstanding on the date hereof or issued in compliance with clause (C) below, (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company, (C) issuances of Company RSUs granted under the Company Incentive Plan to employees and directors in amounts consistent with past practice and (D) as required by the terms of the Holdco LLC Agreement or the Company Charter;

(iii) amend the Company’s Organizational Documents or the Organizational Documents of any of the Company’s Subsidiaries, except for immaterial or ministerial amendments;

(iv) (A) merge, consolidate, combine or amalgamate with any Person other than another wholly-owned Subsidiary of the Company or (B) acquire any business or any corporation, partnership, association or other business organization or division thereof, in each case other than (1) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement, (2) acquisitions for which the consideration is $10,000,000 individually and $20,000,000 in the aggregate and (3) acquisitions and licenses in the ordinary course of business consistent with past practice;

(v) sell, lease or otherwise dispose of any material portion of its assets or properties, other than (A) pursuant to an agreement of the Company or any of its Subsidiaries in effect on the date of this Agreement or (B) sales, leases or dispositions (1) for which the consideration is $5,000,000 or less or (2) made in the ordinary course of business consistent with past practice;

(vi) adopt a plan of complete or partial liquidation or dissolution of the Company or any of its Subsidiaries;

(vii) change in any material respect their material accounting principles, practices or methods, except as required by GAAP or statutory accounting requirements or as disclosed in any Company SEC Document;

(viii) except as otherwise done pursuant to an acquisition permitted by Section 6.1(b)(iv) or in the ordinary course of business consistent with past practice, (A) make or rescind any material election relating to Taxes (including any election for any joint venture, partnership, limited liability company or other investment where the Company has the authority to make such binding election, but excluding any election that is made periodically and consistent with past practice), except where such action would not have a material and adverse effect on the Company and its Subsidiaries, taken as a whole, (B) settle or compromise any material Proceeding relating to Taxes, except where the amount of such settlement or compromise does not exceed the greater of 125% of the reserve for such matter on the Company financial statements or $5,000,000, or (C) change any of its methods of reporting income or deductions for income tax purposes from those employed in the preparation of its income Tax Returns that have been filed for prior taxable years except where such change would not have a material and adverse effect on the Company and its Subsidiaries, taken as a whole;

(ix) (A) grant any material increases in the compensation payable or to become payable to any of its directors, officers or key employees, except increases made in the ordinary course of business consistent with past practice or required by applicable Law or any applicable Employee Benefit Plans; provided, however, that payments of bonuses or incentive compensation pursuant to a plan, program or agreement already in place to executive officers, directors or employees in the ordinary course of business consistent with past practice or as approved by the Company Board or any committee thereof shall not constitute an increase in compensation or (B) enter into any new, or materially amend any existing, material employment or severance or termination agreement with any executive officer or director making an annualized salary of more than $300,000;

(x) other than in the ordinary course of business consistent with past practice, incur, create or assume any Indebtedness; provided, however, that the foregoing shall not restrict the incurrence of Indebtedness (A) under existing credit facilities, (B) for extensions, renewals or refinancings of existing Indebtedness (including related premiums and expenses), (C) additional borrowings in an amount not to exceed $40,000,000 in the aggregate or (D) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company;

(xi) (A) enter into any contract that would be a Company Contract, except as would not prevent or materially delay the consummation of the Transactions, or (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract in any material respect in a manner which is materially adverse to the Company and its Subsidiaries, taken as a whole, or which could prevent or materially delay the consummation of the Transactions;

(xii) settle or offer or propose to settle, any Proceeding involving the payment of monetary damages by the Company or any of its Subsidiaries of any amount exceeding $5,000,000 in the aggregate; provided, however, that neither the Company nor any of its Subsidiaries shall settle or compromise any Proceeding if such settlement or compromise (A) involves a material conduct remedy or material injunctive or similar relief or (B) involves an admission of criminal wrongdoing by the Company or any of its Subsidiaries;

(xiii) authorize or make capital expenditures that are, in the aggregate greater than 125% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget as approved by the Company Board, except for capital expenditures to repair damage resulting from casualty events; or

(xiv) agree to take any action that is prohibited by this Section 6.1(a).

(c) Notwithstanding anything to the contrary in this Agreement, the Company may, and may cause any of its Subsidiaries to, take reasonable actions in compliance with applicable Law with respect to any operational emergencies (including any restoration measures in response to any act of terrorism, cyber-attack or other security event, hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development), equipment failures, outages or threat to the environment or the health or safety of natural Persons.

6.2 Go-Shop; No Solicitation.

(a) Go-Shop.

(i) During the period (the “Go-Shop Period”) commencing on the date of this Agreement and ending at 11:59 p.m. New York City time on the day that is 30 days after the date of this Agreement (the “Go-Shop Period End Date”) the Company and its Representatives, acting at the direction and under the supervision of the Company Special Committee, shall be permitted to (A) initiate, solicit, propose, induce, or knowingly encourage the making of a proposal or inquiry that constitutes, or that could reasonably be expected to lead to, a Competing Transaction, participate or engage in any discussions or negotiations with any Person who has made or informs the Company that it is considering making a proposal for a Competing Transaction, (B) furnish or provide any non-public information or data regarding the Company or its Subsidiaries to any Person who has made or informs the Company that it is considering making a proposal for a Competing Transaction; provided, however, that, prior to furnishing such information or affording such access, the Company shall have (I) entered into a confidentiality agreement with such person and (II) previously provided or made available (or substantially concurrently provides or makes available) such information to Parent. Notwithstanding anything in this Section 6.2 to the contrary, the Company shall not, and shall not permit its Subsidiaries to, reimburse or agree to reimburse the expenses of any Third Party (other than the Company’s Representatives) in connection with a Competing Transaction or any other such inquiry, discussion, offer or request.

(ii) On the Go-Shop Period End Date (A) the Company shall, and shall cause each of the Company Subsidiaries and each of its and their Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party (other than Excluded Parties) relating to any Competing Transaction or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Transaction and (B) the Company shall as promptly as possible request each Third Party (other than any Excluded Party) that has previously executed a confidentiality or similar agreement in connection with its consideration of a Competing Transaction to return to the Company or destroy any non-public information previously furnished or made available to such person or any of its Representatives by or on behalf of the Company or its Representatives in accordance with the terms of the confidentiality agreement in place with such person.

(iii) No later than two Business Days after the Go-Shop Period End Date, the Company shall deliver to Parent on behalf of the Company Special Committee a written notice setting forth (I) the identity of each Excluded Party and (II) a reasonably detailed summary of the material terms and conditions of any pending Competing Transaction proposal made by such Excluded Party (it being understood that price per share, transaction structure (to the extent part of the Competing Transaction), closing conditions and financing provisions shall be considered material terms of any such pending Competing Transaction).

(b) No Solicitation. Except as set forth in Section 6.2(c), from and after the Go-Shop Period End Date through the remainder of the Covenant Period:

(i) the Company will not, and will cause its Subsidiaries and use reasonable best efforts to cause its Representatives not to, directly or indirectly, (A) initiate, solicit, propose, induce, or knowingly encourage the making of a proposal or inquiry that constitutes, or that could reasonably be expected to lead to, a Competing Transaction, participate or engage in any discussions or negotiations with any Person who has made or informs the Company that it is considering making a proposal for a Competing Transaction, (B) furnish or provide any non-public information or data regarding the Company or its Subsidiaries to any Person who has made or informs the Company that it is considering making a proposal for a Competing Transaction, (C) enter into any letter of intent or agreement in principal, or other agreement providing for a Competing Transaction, (D) agree to, approve, endorse or recommend any Competing Transaction or enter into any letter of intent or contract or commitment contemplating or otherwise relating to any Competing Transaction; or (E) release any Excluded Party or any Third Party from, or waive any provision of, any confidentiality or standstill agreement to which it is a party, except as the Company Special Committee otherwise determine is necessary to satisfy its fiduciary duties or applicable Law; and

(ii) the Company Special Committee or the Company Board shall not: (A) change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, or propose publicly to change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Board Recommendation; (B) adopt, approve or recommend, or propose to adopt, approve or recommend, any Competing Transaction; (C) fail to make the Board Recommendation or fail to include the Board Recommendation in the Proxy Statement; (D) fail to recommend against any Competing Transaction subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within 10 Business Days after the commencement of such Competing Transaction; or (E) resolve or publicly announce its intention to do any of such actions under clauses (A) through (D) of this clause (ii) (any of such actions under clauses (A) through (E) of this clause (ii) being referred to as a “Change in Company Recommendation”).

(c) Exceptions. Notwithstanding anything in this Agreement to the contrary, and without limiting Section 6.2, at any time prior to the receipt of the Requisite Company Vote:

(i) the Company and its Representatives, acting at the direction and under the supervision of the Company Special Committee, may (A) engage in negotiations or discussions with (I) any Excluded Party and its Representatives or (II) any Third Party (which may include a Third Party that the Company engaged with during the Go-Shop Period) and its Representatives that, in each case of this clause (II), has, after the Go-Shop Period End Date, made a written proposal for a Competing Transaction that did not result from a breach of this Section 6.2 (provided, however, that, the Company may engage in such discussions if and only to the extent that the Company Special Committee determines, after consultation with outside legal counsel and the Special Committee Financial Advisor, that such Competing Transaction constitutes or could reasonably likely to lead to a Superior Proposal) or to clarify and understand the terms of such Competing Transaction or as the Company Special Committee otherwise determines is necessary to satisfy its fiduciary duties or applicable Law and (B) furnish to any such Excluded Party or Third Party and their Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Excluded Party or Third Party (provided, however, that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, promptly (and in any event within two Business Days) following the time it is provided or made available to such Excluded Party or Third Party and/or any of their respective Representatives);

(ii) subject to compliance with Section 6.2(f), the Company Special Committee may make a Change in Company Recommendation (A) in connection with a Superior Proposal or (B) in response to an Intervening Event; and

(iii) subject to compliance with the procedures set forth in Section 6.2(f) and Article VIII, the Company, acting at the direction and under the supervision of the Company Special Committee, may terminate this Agreement if the Company Special Committee has made a Change in Company Recommendation in connection with a Superior Proposal or Intervening Event.

(d) From and after the Go-Shop Period End Date, the Company, acting at the direction and under the supervision of the Company Special Committee, shall promptly notify Parent (and in any event within three Business Days after the Company Special Committee has knowledge thereof), of any proposal, offer or inquiry from any person (including a request for information), regarding a Competing Transaction or that could reasonably be expected to lead to a Competing Transaction, specifying: (i) the identity of such person; (ii) the material terms and conditions thereof; and (iii) whether the Company has any intention to provide confidential information to such person. The Company shall keep Parent informed on a reasonably current basis (and in any event within two Business Days of the occurrence of any material changes, developments or discussions) of the status and terms of any such proposal, offer or inquiry and of any material changes in the status and terms thereof. Without limiting the foregoing, the Company, acting at the direction and under the supervision of the Company Special Committee, shall (A) promptly notify Parent in writing if it determines to initiate any action concerning a proposal, offer or inquiry, in each case as permitted by this Section 6.2 and (B) provide Parent with at least one Business Day prior notice of any meeting of the Company Special Committee at which the Company Special Committee is reasonably expected to consider any inquiry, proposal or offer relating to any Competing Transaction.

(e) It is agreed that (i) any violation of the restrictions on the Company set forth in this Section 6.2 by any of the Company Subsidiaries or any of its or their Representatives shall be deemed to be a breach of this Section 6.2 by the Company and (ii) that all authority under this Section 6.2 rests with, and the Company Board shall not take any action contemplated by this Section 6.2 unless such action has previously been authorized and approved by, the Company Special Committee.

(f) The Company Special Committee shall not make or authorize a Change in Company Recommendation and/or authorize the Company to terminate this Agreement pursuant to Section 8.1(d) or Section 8.1(f) unless:

(i) the Company shall have complied with its obligations under this Section 6.2;

(ii) the Company, acting at the direction and under the supervision of the Company Special Committee, shall have notified Parent in writing, at least three Business Days (the “Notice Period”) prior to such action, of its intention to do so, specifying in reasonable detail the reasons for such Change in Company Recommendation and/or such termination (which notice shall not constitute a Change in Company Recommendation or termination), attaching (A) in the case of a Change in Company Recommendation to be made in connection with a Superior Proposal or a termination of this Agreement pursuant to Section 8.1(d), the most current version of the proposed agreement under which a Superior Proposal is proposed to be consummated and the identity of the counterparty proposing the Competing Transaction, or (B) in the case of a Change in Company Recommendation to be made pursuant to an Intervening Event or a termination of this Agreement pursuant to Section 8.1(f), a reasonably detailed description of the reasons for making such Change in Company Recommendation or termination;

(iii) the Company, acting at the direction and under the supervision of the Company Special Committee, has negotiated, and has caused its Representatives to negotiate, reasonably and in good faith with Parent during the Notice Period any revisions to the terms of this Agreement that Parent proposes and has not withdrawn in response to such Superior Proposal or Intervening Event and that would be binding on Parent if accepted by the Company; and

(iv) following the end of the Notice Period, the Company Special Committee shall have determined, after consultation with outside legal counsel and the Special Committee Financial Advisor, and after giving due consideration to any revisions proposed by Parent, that (A) in the case of a Change in Company Recommendation to be made in connection with a Superior Proposal or a termination of this Agreement pursuant to Section 8.1(d), such Superior Proposal would nevertheless continue to constitute a Superior Proposal (assuming such revisions proposed by Parent and not withdrawn were to be given effect) (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and opportunity for Parent to negotiate any revisions to the terms of this Agreement; provided, however, that for the purposes of such new notification, the Notice Period shall be deemed to be one Business Day), and (B) in the case of a Change in Company Recommendation or a termination of this Agreement pursuant to Section 8.1(f), to be made pursuant to an Intervening Event, such Intervening Event would nevertheless necessitate the need for such Change in Company Recommendation or termination (it being understood and agreed that any material change to the facts and circumstances relating to such Intervening Event shall require a new written notification from the Company; provided, however, that for the purposes of any such new notification, the Notice Period shall be deemed to be one Business Day).

(g) Nothing contained in this Section 6.2 shall be deemed to prohibit (A) the Company from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or taking or disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act, and (B) making any disclosing to the Company’s stockholders if the Company Board or Company Special Committee determines that failure to disclosure such position or information would constitution a violation of applicable Law, including any fiduciary duties of the Company Board or Company Special Committee.

6.3 Preparation of Proxy Statement and Schedule 13E-3. Each party shall cooperate with the other party in the preparation of the preliminary and the definitive Proxy Statement, including all amendments or supplements thereto. The Company, with the assistance of Parent and Merger Sub, shall prepare as promptly as reasonably practicable following the date of this Agreement, the Proxy Statement and Schedule 13E-3, and as promptly as practicable after the Go- Shop Period End Date, file with the SEC the preliminary Proxy Statement and Schedule 13E-3. No filing of, or amendment or supplement to, the Proxy Statement or Schedule 13E-3 will be made by the Company without first providing Parent a reasonable opportunity to review and comment thereon, and the Company shall consider in good faith all reasonable additions, deletions and changes suggested by Parent in connection therewith. The Company shall notify Parent of the receipt of any comments from the SEC with respect to the preliminary Proxy Statement or Schedule 13E-3 and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent, as promptly as reasonably practicable, copies of all written correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement and Schedule 13E-3. If any comments are received from the staff of the SEC with respect to the preliminary Proxy Statement or Schedule 13E-3, the Company shall respond as promptly as reasonably practicable to such comments. Parent and Merger Sub shall, as promptly as reasonably practicable, provide the Company with such information as may be required to be included in the Proxy Statement and Schedule 13E-3 or as may be reasonably required to respond to any comment of the SEC. As promptly as reasonably practicable after all comments received from the staff of the SEC have been cleared by the SEC, the Company shall file the definitive Proxy Statement and Schedule 13E-3 with the SEC and cause such definitive Proxy Statement to be mailed to its stockholders of record, as of a record date reasonably established by the Company Board or any committee thereof in accordance with applicable Law. If at any time prior to the Effective Time, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, so that the Proxy Statement or Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party, and the Company shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company.

6.4 Company Stockholders Meeting. The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold the Company Stockholders Meeting, as promptly as reasonably practicable following the mailing of the definitive Proxy Statement. Except as permitted by Section 6.2, the Company shall, through the Company Board, recommend in the Proxy Statement that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting.

6.5 Access to Information.

(a) The Company shall, and shall cause each of its Subsidiaries to, afford to Parent and its officers, directors, employees, accountants, consultants, agents, legal counsel and financial advisors (collectively, the “Representatives”), until the Effective Time, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the Company and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to the Parent and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent. Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the Company and its Subsidiaries of their normal duties. Notwithstanding the foregoing provisions of this Section 6.5(a), the Company shall not be required to, or to cause any of its Subsidiaries to, grant access or furnish information to Parent or any of its Representatives to the extent that such information is subject to attorney client privilege or the attorney work-product doctrine or that such access or the furnishing of such information is prohibited by applicable Law or an existing contract or agreement. Notwithstanding the foregoing, Parent shall not have access to personnel records of the Company or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other information that in the Company’s good faith opinion the disclosure of which could subject the Company or any of its Subsidiaries to risk of liability. Notwithstanding the foregoing, Parent shall not be permitted to conduct any sampling or analysis of any environmental media or building materials at any facility of the Company or its Subsidiaries without the prior written consent of the Company, which may be granted or withheld in its sole discretion. Parent agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 6.5(a) for any purpose unrelated to the consummation of the Transactions.

6.6 Other Approvals.

(a) Subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Entity (including the FERC Approval) necessary to consummate the Transactions.

(b) In furtherance and not in limitation of the foregoing, each party shall (i) make any required filings in connection with FERC Approval as promptly as reasonably practicable, (ii) supply as promptly as reasonably practicable any additional information and documentary material (other than information subject to attorney-client or attorney work-product privilege) that may be requested by FERC in connection with the FERC Approval and (iv) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.6 as may be necessary to obtain the FERC Approval, in each case as promptly as reasonably practicable (and in any event no later than two (2) Business Days prior to the End Date).

(c) Each party shall, subject to applicable Law relating to the exchange of information: (i) give the other party notice as promptly as reasonably practicable of (and if in writing, furnish the other party with copies of) any communication received or sent by such party from or to any Governmental Entity regarding any filings, investigation, or inquiry concerning the Transactions, and permit the other party to review and discuss in advance (and to consider in good faith any comments made by the other party in relation to) any proposed written response to any such communication, (ii) keep the other party reasonably informed of any developments, meetings or discussions with any Governmental Entity in respect of any filings, investigation, or inquiry concerning the Transactions and (iii) not independently participate in any meeting or discussions with a Governmental Entity in respect of any filings, investigation or inquiry concerning the Transactions without giving the other party prior notice of such meeting or discussions and, unless prohibited by such Governmental Entity, the opportunity to attend or participate therein.

(d) Parent shall take any and all action necessary, including but not limited to (i) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Entity in connection with any of the foregoing and in the case of actions by or with respect to the Company or its Subsidiaries or its or their businesses or assets; provided, however, that any such action may, at the discretion of the Company, be conditioned upon consummation of the Merger) (each a “Divestiture Action”) to ensure that (A) no Governmental Entity enters any order, decision, judgment, decree, ruling, injunction (preliminary or permanent), or establishes any Law or other action preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Merger, and (B) the FERC Approval is obtained as promptly as reasonably practicable (and in any event no later than two (2) Business Days prior to the End Date). In the event that any Proceeding is threatened or instituted challenging the Merger as violative of any applicable Law, Parent shall take such action, including any Divestiture Action, as may be necessary to avoid, resist or resolve such action. In addition, in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Proceeding that would make consummation of the Transactions in accordance with the terms of this Agreement unlawful or that would restrain, enjoin or otherwise prevent or materially delay the consummation of the Transactions, Parent shall take promptly any and all steps necessary to vacate, modify or suspend such injunction or order so as to permit such consummation prior to the End Date. Notwithstanding anything to the contrary in this Agreement, none of Parent or any of its Subsidiaries shall be required to take any Divestiture Action that would be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Parent and Merger Sub shall not take any action that could reasonably be expected to hinder or delay the obtaining of the FERC Approval or the approval of any other Governmental Entity.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement or indemnification agreement in effect on the date hereof or otherwise, from the Effective Time and until the six (6) year anniversary of the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Plan or any of its Subsidiaries (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), obligations, liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is a party or is otherwise involved (including as a witness) based, in whole or in part, on or arising, in whole or in part, out of the fact that such Person is or was a director, officer, employee or agent of the Company or any of its Subsidiaries, a fiduciary under any Company Plan or any of its Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise or by reason of anything done or not done by such Person in any such capacity, whether pertaining to any act or omission occurring, alleged to have occurred, or existing prior to, at or after the Effective Time and whether asserted or claimed prior to, at or after the Effective Time (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, or the approval or recommendations thereof by the Company Board or Company Special Committee, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Corporation shall, jointly and severally, pay expenses incurred in connection therewith in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law). Without limiting the foregoing, in the event any such Proceeding is brought or threatened to be brought against any Indemnified Persons (whether arising before or after the Effective Time), (i) the Indemnified Persons may retain the Company’s regularly engaged legal counsel or other counsel satisfactory to them, and Parent and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Persons as promptly as statements therefor are received, and (ii) Parent and the Surviving Corporation shall use their reasonable best efforts to assist in the defense of any such matter. Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.7, upon learning of any such Proceeding, shall notify the Surviving Corporation (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.7 except to the extent such failure materially prejudices such party’s position with respect to such claims). With respect to any determination of whether any Indemnified Person is entitled to indemnification by Parent or Surviving Corporation under this Section 6.7, such Indemnified Person shall have the right, as contemplated by the DGCL, to require that such determination be made by special, independent legal counsel selected by the Indemnified Person and approved by Parent or Surviving Corporation, as applicable (which approval shall not be unreasonably withheld or delayed), and who has not otherwise performed material services for Parent, Surviving Corporation or the Indemnified Person within the last three (3) years.

(b) Parent and the Surviving Corporation shall not amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Corporation in any manner that would affect (or manage the Surviving Corporation or its Subsidiaries, with the intent to or in a manner that would) adversely affect the rights thereunder or under the Organizational Documents of the Surviving Corporation or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and expense or fee advancement except to the extent required by applicable Law. Parent shall, and shall cause the Surviving Corporation to, fulfill and honor any indemnification, expense advancement or exculpation agreements between the Company or any of its Subsidiaries and any of its directors, officers or employees existing immediately prior to the Effective Time.

(c) Parent and the Surviving Corporation shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.7(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.7 or under any Organizational Document or contract regardless of whether such Indemnified Person is ultimately determined to be entitled to indemnification hereunder or thereunder.

(d) Parent and the Surviving Corporation will cause to be put in place (which may be with the Company’s current insurance carrier), and Parent shall fully prepay immediately prior to the Effective Time, “tail” insurance policies with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to the Effective Time. The Surviving Corporation shall maintain or cause to be maintained such policies in full force and effect, and continue to honor the obligations thereunder.

(e) In the event that Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.7. The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, the parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.7, and his heirs and representatives. Parent and the Surviving Corporation shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or Surviving Corporation unable to satisfy their obligations under this Section 6.7.

(f) The obligations of the Surviving Corporation or Company Subsidiaries under this Section 6.7 shall not be terminated or modified by such parties in any manner as to adversely affect any Indemnified Person without the consent of such affected Indemnified Person.

6.8 Agreement to Defend; Stockholder Litigation. In the event any Proceeding by any Governmental Entity or other Person is commenced that questions the validity or legality of the Transactions or seeks damages in connection therewith, the parties agree to cooperate and use their reasonable best efforts to defend against and respond thereto.

6.9 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the parties. The parties will not, and each party will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other party; provided, however, that a party or its Representatives may issue a public announcement or other public disclosures required by applicable Law or the rules of any stock exchange upon which such party’s capital stock is traded; provided such party uses reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comment regarding same; and provided, further, that no provision of this Agreement shall be deemed to restrict in any manner the Company’s ability to communicate with its employees and that the Company shall not be required by any provision of this Agreement to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with the receipt and existence of a Competing Transaction and matters related thereto or a Change in Company Recommendation other than as set forth in Section 6.2.

6.10 No Control of Business. Without limiting in any way any party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the other party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.11 Reasonable Best Efforts; Notification; Certain Breaches.

(a) Except to the extent that the parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.2), each party shall use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Transactions (including by using reasonable best efforts to cause the conditions to the Closing set forth in Article VII to be satisfied).

(b) The Company shall give notice to Parent as promptly as reasonably practicable upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.2(b) not being met, and Parent shall give notice to the Company as promptly as reasonably practicable upon becoming aware of any condition, event or circumstance that will result in any of the conditions in Section 7.3(a) or 7.3(b) not being met; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(c) Parent and Merger Sub shall not have the right to (i) rely upon the failure of the conditions in Section 7.2(a) or 7.2(b) not being met or terminate this Agreement under Section 8.1(b)(iii) or claim any damage or seek any other remedy at Law or in equity for any breach of or inaccuracy in any representations or warranties in Article IV to the extent Parent, Merger Sub or Mr. Maxwell had knowledge of any facts or circumstances that constitute or give rise to such breach of or inaccuracy in such representation or warranty as of the date of this Agreement, or (ii) rely on the failure of a condition set forth in Section 7.2(a) or 7.2(b) or terminate this Agreement under Section 8.1(b)(iii) or claim any damage or seek any other remedy at Law or in equity in connection with any action that Parent, Merger Sub or Mr. Maxwell caused the Company to take or refrain from taking.

6.12 Section 16 Matters. Prior to the Effective Time, the parties shall take all such steps as may be required to cause any dispositions of equity securities to the Company (including derivative securities) or acquisitions of equity securities from the Company (including derivative securities) in connection with this Agreement exempt under Rule 16b-3 under the Exchange Act, to the extent permitted by Section 16(a) of the Exchange Act.

6.13 Stock Exchange Delisting. The Company, Parent and Merger sub shall take such actions reasonably required to cause the shares of Company Class A Common Stock to be de-listed from NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

6.14 Merger Sub.

(a) Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

(b) Immediately after the execution of this Agreement, Parent shall duly approve and adopt this Agreement in its capacity as the sole stockholder of Merger Sub in accordance with applicable Law and the Organizational Documents of Merger Sub and deliver to the Company evidence of its vote or action by written consent so approving and adopting this Agreement.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the parties (except for Section 7.1(a), which cannot by waived by any Person) in whole or in part, to the extent permitted by applicable Law:

(a) Requisite Company Vote. The Requisite Company Vote shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.

(b) Regulatory Approval. The FERC Approval shall have been obtained.

(c) No Injunctions or Restraints. No Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the Merger and no Law shall have been adopted that makes consummation of the Merger illegal or otherwise prohibited.

7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of the Company. The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”) would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement on or prior to the Effective Time.

(c) Compliance Certificate. Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Sections 7.2(a) and (b) have been satisfied.

7.3 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:

(a) Representations and Warranties of Parent and Merger Sub. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of specified date shall have been true and correct only as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality” or “Parent Material Adverse Effect”) that would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c) Compliance Certificate. The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Sections 7.3(a) and (b) have been satisfied.

7.4 Frustration of Closing Conditions. None of the parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be terminated, and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Requisite Company Vote has been obtained:

(a) by mutual written consent of the Company (acting upon the recommendation of the Company Special Committee) and Parent;

(b) by either the Company or Parent:

(i) if any Governmental Entity having jurisdiction over any party shall have issued any order, decree, ruling or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and/or the other Transactions and such order, decree, ruling or injunction or other action shall have become final and non-appealable or if there shall be adopted any Law that makes consummation of the Merger and/or the other Transactions illegal or otherwise prohibited; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any party whose failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;

(ii) if the Merger shall not have been consummated on or before 5:00 p.m. Houston time, on July 31, 2024 (such date being the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any party whose failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(iii) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Agreement which (A) would give rise to the failure of a condition set forth in Section 7.2(a) or (b) or Section 7.3(a) or (b), as applicable, if it was continuing as of the Closing Date and (B) cannot be cured by the breaching party or, if capable of being cured, shall not have been cured by the breaching party by the earlier of two Business Days prior to the End Date and thirty calendar days following receipt of written notice to the breaching party stating the non-breaching party’s intention to terminate this Agreement pursuant to this Section 8.1(b)(iii) and the basis for such termination (a “Terminable Breach”); provided, however, that the terminating party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement; or

(iv) if the Requisite Company Vote shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof; provided, however, that Parent shall not be permitted to terminate under this Section 8.1(b)(iv) of this Agreement if such vote has not been obtained as a result of any of Parent, NuDevco Retail or William Keith Maxwell, III (or any shares over which they have voting control) failing to vote in favor of the Merger and Transactions.

(c) prior to receipt of the Requisite Company Vote, by Parent within five Business Days after the date on which the Company Board or any committee thereof shall have effected a Change in Company Recommendation.

(d) prior to the receipt of the Requisite Company Vote, by the Company, if the Company Special Committee has made a Change in Company Recommendation in connection with a Superior Proposal that Parent has not agreed in writing to participate in; provided that the Company, the Company Board and the Company Special Committee shall have complied with Section 6.2 with respect to such Superior Proposal.

(e) prior to the receipt of the Requisite Company Vote, by the Company, in order to accept a Superior Proposal that Parent, NuDevco Retail or Mr. Maxwell (or their successors) are a party to, and concurrently therewith or promptly thereafter enters into a binding, definitive agreement for such transaction with such parties for the consummation of such Superior Proposal.

(f) prior to the receipt of the Requisite Company Vote, by the Company, if the Company Special Committee has made a Change in Company Recommendation in connection with an Intervening Event; provided that the Company, the Company Board and the Company Special Committee shall have complied with Section 6.2 with respect to such Intervening Event.

8.2 Notice of Termination; Effect of Termination.

(a) A terminating party shall provide written notice of termination to the other party specifying in reasonable detail the reason for such termination, and any termination shall be effective immediately upon delivery of such written notice to the other party.

(b) In the event of termination of this Agreement by any party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party (other than this Section 8.2, Section 8.3 and Articles I and IX, all of which shall survive the termination of this Agreement); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any party from liability for any damages (including, in the case of the Company, damages based on the consideration that would have otherwise been payable to the stockholders of the Company which shall be deemed to be damages of the Company) for a Willful and Material Breach or fraud. For the avoidance of doubt, in the event that all applicable conditions to the Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing) but Parent fails to consummate the Merger for any reason, such failure to close shall be considered a Willful and Material Breach.

8.3 Expenses and Other Payments.

(a) Except as otherwise provided in this Agreement, each party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated.

(b) If this Agreement is terminated under any of the circumstances described in paragraph (i) of this Section 8.3(b), the Company shall be required to pay to Parent the applicable Company Termination Fee at the time and subject to such other conditions as may be set forth in such paragraph. Subject to Section 8.2, Parent shall not be entitled to any termination fee, reimbursement of expenses, or other consideration in respect of any termination of this Agreement pursuant to any provision of this Article VIII.

(i) If (a) Parent terminates this Agreement pursuant to Section 8.1(c) (Change in Company Recommendation) or (b) the Company terminates this Agreement pursuant to Section 8.1(d) (Superior Proposal) or Section 8.1(f) (Intervening Event), then the Company shall pay Parent the applicable Company Termination Fee in cash by wire transfer of immediately available funds to an account designated by Parent. If the fee shall be payable pursuant to clause (a) of the immediately preceding sentence, the fee shall be paid no later than three Business Days after notice of termination of this Agreement, and if the fee shall be payable pursuant to clause (b) of the immediately preceding sentence, the fee shall be paid no later than two Business Days after notice of termination of this Agreement.

(ii) If (a) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), (b) on or before the date of any such termination a Competing Transaction shall have been publicly disclosed and not withdrawn, (c) within twelve months after the date of such termination, the Company enters into a definitive Agreement with respect to that Competing Transaction (which is a Superior Proposal or consummates a Superior Proposal (other than one in which Parent, NuDevco Retail or Mr. Maxwell (or their successors) have agreed in writing to participate in or participated in), then the Company shall pay the Parent the Company Termination Fee.

(c) In no event shall Parent be entitled to receive more than one payment of a Company Termination Fee. The parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the parties would not enter into this Agreement. If, in order to obtain such payment, the other party commences a Proceeding that results in judgment for such party for such amount, the defaulting party shall pay the other party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of a Willful and Material Breach by the Company (in which case only the Company shall be liable for damages for such Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d) To the extent Company engages any proxy solicitation firm in connection with obtaining the Requisite Company Approval, Company shall bear 50% of such costs and expenses, and Parent shall bear 50% of such costs and expenses and Parent shall, promptly upon request by the Company, reimburse the Company for such costs and expenses.

ARTICLE IX

GENERAL PROVISIONS

9.1 Schedule Definitions. All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein except as otherwise defined therein.

9.2 Survival. The representations and warranties of the parties in this Agreement, or in any instrument delivered pursuant to this Agreement, shall terminate and be of no further force and effect as of the Effective Time. The covenants and agreements of the parties (including the Surviving Corporation after the Merger) in this Agreement shall survive the Effective Time to the extent such covenant or agreement by its terms contemplates performance after the Effective Time.

9.3 Notices. All notices, requests and other communications to any party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by facsimile (but only upon confirmation of transmission by the transmitting equipment); (c) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (d) if transmitted by national overnight courier, in each case as addressed as follows:

(i)	if to Parent or Merger Sub, to:

Retailco, LLC

12140 Wickchester Lane, Ste. 100

Houston, TX 77079

Attention: William Keith Maxwell III

Email: kmaxwell@viarenewables.com

with a required copy to (which copy shall not constitute notice):

Cokinos Young

1221 Lamar, 16th Floor

Houston, Texas 77010

Attention: Darrell Taylor

Email: dtaylor@cokinoslaw.com

(ii)	if to the Company, to:

Via Renewables, Inc.

12140 Wickchester Ln, Suite 100

Houston, Texas 77079

Attention: Mike Barajas

E-mail: mbarajas@viarenewables.com

with a required copy to (which copy shall not constitute notice):

Jones Walker LLP

201 St. Charles Avenue, Suite 5100

New Orleans, Louisiana 70170

Attention: Clinton H. Smith; Curtis R. Hearn; Thomas D. Kimball

Facsimile +1 (504) 589-8429

E-mail: csmith@joneswalker.com; chearn@joneswalker.com;

tkimball@joneswalker.com

9.4 Rules of Construction.

(a) Each party acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

(b) The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent from such item, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.

(c) The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is to United States dollars (US$) and is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.

(d) All references in this Agreement to Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time.

(e) In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof); (ii) any Governmental Entity include any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; and (iv) days mean calendar days.

9.5 Counterparts. This Agreement may be executed in two or more counterparts, including via facsimile or e-mail in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each party and delivered to the other party, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement; Third Party Beneficiaries. This Agreement (together with any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Except for the provisions of Article III (including, for the avoidance of doubt, the rights of the former holders of Company Class A Common Stock to receive the Merger Consideration) and Section 6.7 (which from and after the Effective Time are intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and representatives), nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. Notwithstanding the foregoing, in the event of Parent’s or Merger Sub’s Willful and Material Breach or fraud, the Company’s stockholders, acting solely through the Company, shall be beneficiaries of this Agreement and shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature, including reasonable attorneys’ fees; provided, however, that the rights granted pursuant to this sentence shall be enforceable only by the Company, on behalf of the Company stockholders, in the Company’s sole discretion, it being understood and agreed such rights shall attach to such shares of Company Stock and subsequently trade and transfer therewith and, consequently, any damages, settlements, or other amounts recovered or received by the Company with respect to such rights may, in the Company’s sole discretion, be distributed, in whole or in part, by the Company to the holders of shares of Company Class A Common Stock of record as of any date determined by the Company or retained by the Company for the use and benefit of the Company on behalf of its stockholders in any manner the Company deems fit.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS EXPECTED TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7(c).

9.8 Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby. Upon such determination that any part hereof is null, void or unenforceable, or an order to take action or not to take action, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the greatest extent possible.

9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.

9.10 Affiliate Liability. Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether limited or general partners, members, stockholders or otherwise) and (b) any director, officer, employee, representative or agent of (i) the Company or (ii) any Person who controls the Company. Except as expressly contemplated by the Support Agreement, no Company Affiliate shall have any liability or obligation to Parent or Merger Sub of any nature whatsoever in connection with or under this Agreement or the Transactions, and Parent and Merger Sub hereby waive and release all claims of any such liability and obligations.

9.11 Specific Performance. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including the right of a party to cause the other party to consummate the Transactions, in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement, at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.11. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the End Date any party brings any Proceedings to enforce specifically the performance of the terms and provisions hereof, the End Date shall automatically be extended by such time period established by the court presiding over such action or until such action is otherwise resolved.

9.12 Amendment. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Requisite Company Vote, by written agreement of the parties; provided, however, that (a) following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval or any amendment that would reduce the amount or change the type of consideration into which each share of Company Class A Common Stock would be converted and (b) after the Effective Time, this Agreement may not be amended or supplemented in any respect.

9.13 Extension; Waiver. At any time prior to the Effective Time, the Company or Parent, as applicable, may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or covenants contained herein or waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by the parties in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a party to any extension, waiver or any consent under this Agreement shall be valid unless set forth in an instrument in writing signed on behalf of such party.

9.14 Company Special Committee Approval. Notwithstanding anything to the contrary herein and subject to the requirements of applicable Law, any amendment, consent, waiver or other determination to be made, or action to be taken, by the Company or the Company Board under or with respect to this Agreement shall be made or taken at the direction and upon the approval of, and only at the direction and upon the approval of the Company Special Committee. The Company Special Committee, and only the Company Special Committee, may pursue any action or litigation with respect to breaches of this Agreement on behalf of the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, each party hereto has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

Retailco, LLC

By:	/s/ W. Keith Maxwell
Name:	W. Keith Maxwell
Title:	Chief Executive Officer

NuRetailco LLC

By:	/s/ W. Keith Maxwell
Name:	W. Keith Maxwell
Title:	Chief Executive Officer

Via Renewables, Inc.

By:	/s/ Mike Barajas
Name:	Mike Barajas
Title:	Chief Financial Officer

[Signature Page to Agreement and Plan of Merger]